UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

AZUL S.A.
Publicly-held Company
Corporate Taxpayers’ Registry (CNPJ/MF) No. 09.305.994/0001-29
Board of Trade (NIRE): 35.300.361.130

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 9, 2017

1. Date, time and place: August 9, 2017, at 12:00 p.m., at 599 Lexington Avenue, New York, NY, United States of America.

2. Call Notice: The call notice was sent to all members of the Board of Directors on July 12, 2017, pursuant to Article 17 of the Company’s Bylaws.

3. Attendance: The totality of the members of the Board of Directors attended the meeting.

4. Board: Chairman: David Neeleman; Secretary: Joanna Camet Portella.

5. Agenda: To pass a resolution on: (A) the election of a new member to the Audit Committee; (B) the acceptance of the resignation submitted by David Neeleman as member of the Governance Committee and the election of a new member in his place; (C) the ratification of settlement made on July 7 and 12, 2017 to the beneficiaries of the Company’s Restricted Stock Plan, approved on July 30, 2014 (“RSU Plan”), in the total amount of R$6.586.441,14 (six million, five hundred eighty-six thousand, four hundred forty-one Reais and fourteen cents); (D) the proposal of amendments to the RSU Plan to include the Company’s option to, at the end of each vesting period of the restricted stock, at its sole discretion: (i) settle the obligations related to the restricted stocks in cash, or (ii) deliver to the RSU Plan’s beneficiaries the restricted stock held in treasury, through a private transaction; as well as implement other changes due to the consummation of the Company’s initial public offering (“IPO”); (E) the proposal of amendments to the Company’s Second Stock Option Plan, approved on July 30, 2014 (“Second SOP Plan”), to adjust the plan in view of the consummation of the IPO; (F) the Management’s Proposal to be submitted to the Shareholders’ Meeting, detailing the share repurchase plan and the proposals to adjust the Company’s Bylaws to reflect: (i) the transfer of powers to the Board of Directors for approval of the repurchase and/or trading of shares issued by the Company and derivatives referenced thereto in all events permitted by law; and (ii) other minor and formal adjustments; as well as to pass a resolution on the calling of a Shareholders’ Meeting to approve the matters included in the Management’s Proposal; and (G) the approval of the guarantee provided by ALAB in connection with the Lease Purchase Agreement to be entered into by companies of the HNA Group – Hainan Airlines (“HNA”), shareholder of the Company, and WILMINGTON TRUST SP SERVICES (DUBLIN) LIMITED, in accordance with the recommendation of the Governance Committee of the Company, recorded in the Minutes of the Meeting of the Governance Committee, dated June 12, 2017.

6. Unanimous Resolutions: The meeting was installed and after the discussion of the matters of the agenda:

(A) pursuant to Article 156 of the Brazilian Corporate Law No. 6,404/76, Board Members Stewart Gordon Smith, Neng Li and Haoming Xie, as members of the management of HNA, represented they were disqualified to vote the matter included in Item “G” of the agenda.

(B) the totality of the members of the Board of Directors in attendance unanimously approved, without restrictions:

(i)

To elect Mr. José Mario Caprioli dos Santos, Brazilian citizen, married, entrepreneur, bearer of ID card (RG) No. 10.860.499-8 SSP-SP, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF/MF) under No. 182.107.798-93, with professional address in the City of Barueri, State of São Paulo, at Av. Marcos Penteado de Ulhôa Rodrigues, n.º 939, 9º andar, Torre Jatobá, CEP 06460-040, as member of the Audit Committee;

(ii)

To accept the resignation submitted by David Gary Neeleman from the position of member of the Governance Committee, pursuant to the resignation letter addressed to the Board of Directors and filed at the Company’s headquarters, and to elect of Mr. Renan Chieppe, , Brazilian citizen, married, entrepreneur, bearer of ID card (RG) No. 484.790-ES SSP-ES, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF/MF) under No. 674.438.187-34, with professional address in the City of Vitória, State of Espírito Santo, at Rua José Alexandre Buaiz, n.º 300, 18º andar, CEP 29050-545, as member of the Governance Committee;

Each of the committees’ members hereby elected represents that: (i) he is eligible and has not committed any crime set forth by law or regulation issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) preventing him from exercising his duties (accordingly, he is in compliance with all requirements set forth in Article 147 and relevant paragraphs of Law No. 6.404/76, regulated by CVM Instruction No. 367/02); (ii) he is not disqualified pursuant to special law; he has not been convicted of bankruptcy crime, malfeasance, bribery or kickback, corruption, embezzlement, antitrust crime, crime against the Brazilian financial system, antitrust violation, trade restraint, forgery or violation of property; nor has he been convicted of criminal offense and sentenced to a penalty that prevents him from taking public office, even if temporarily, pursuant to paragraph 1 of Article 147 of the Brazilian Corporate Law; and (iii) he fulfills the requirement of unblemished reputation set forth in paragraph 3 of Article 147 of the Brazilian Corporate Law. Accordingly, the officers, having fulfilled the legal formalities, were immediately invested in their respective offices. The committees’ members were invested in the office for which they were elected, whose responsibilities are set forth in the Company’s Bylaws.

(iii)

To ratify the settlement in cash made on July 7 and 12, 2017 to the beneficiaries of the RSU Plan, in the total amount of R$6.586.441,14 (six million, five hundred eighty-six thousand, four hundred forty-one Reais and fourteen cents), pursuant to the Compensation Committee’s recommendation;

(iv)

The amendments to the RSU Plan proposed by the Compensation Committee to include the Company’s option to, at the end of each vesting period of the restricted stock, at its sole discretion: (i) settle the obligations related to the restricted stocks in cash, or (ii) deliver to the RSU Plan’s beneficiaries the restricted stock held in treasury, through a private transaction; as well as implement other changes due to the consummation of the IPO;

(v)	The amendments to the Second SOP Plan proposed by the Compensation Committee, in view of the consummation of the IPO;

(vi)

considering the resolution included in items (iv) and (v) above, the Board of Directors approved the Management’s Proposal of the Company to be submitted to the Shareholders’ Meeting, detailing the amendments to the RSU Plan and to the Second SOP Plan, as well as the proposals to adjust the Company’s Bylaws to reflect: (a) the capital stock increase approved by the Board of Directors at the meeting held on April 10, 2017, as a result of the IPO; (b) the transfer of powers to the Board of Directors for approval of the repurchase and/or trading of shares issued by the Company and derivatives referenced thereto in all events permitted by law; and (c) other minor and formal adjustments;. Accordingly, the Board Members decided to call a Shareholders’ Meeting to discuss the Management’s Proposal of the Company and approve the matters included therein and the new restated version of the Bylaws; and

(C) the Board of Directors approved, (except Stewart Gordon Smith, Neng Li and Haoming Xie): the guarantee provided by ALAB in connection with the Lease Purchase Agreement to be entered into by HNA, shareholder of the Company, and WILMINGTON TRUST SP SERVICES (DUBLIN) LIMITED, as previously recommended by the Governance Committee of the Company, recorded in the Minutes of the Meeting of the Governance Committee, dated June 12, 2017.

7. Drafting and reading of the minutes: With nothing further to discuss, the discussion was closed and the meeting was adjourned for the time required to draft these minutes. Once the meeting was resumed, these minutes were read, approved, and signed by all members in attendance. (ss) Board: David Neeleman – Chairman; and Joanna Camet Portella – Secretary. Members of the Board of Directors: David Gary Neeleman, Henri Courpron, Sergio Eraldo de Salles Pinto, Michael Paul Lazarus, Carolyn Luther Trabuco, Gelson Pizzirani, Decio Luiz Chieppe, Renan Chieppe, José Mario Caprioli dos Santos, John Ray Gebo, Neng Li, Haoming Xie, and Stewart Gordon Smith.

This is a true copy of the original minutes drawn up in the minutes book.

New York, August 9,2017.

David Gary Neeleman	Joanna Camet Portella
Chairman	Secretary

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 18, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer